Mail Stop 3561

April 24, 2006

By Facsimile and U.S. Mail

Mr. Robert C. Sledd
Chairman and Chief Executive
 Officer
Performance Food Group Company
12500 West Creek Parkway
Richmond, VA 23238

>   **Re: Performance Food Group Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 6, 2006**
>   **File No. 0-22192**

Dear Mr. Sledd:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 47
2. Summary of Significant Accounting Policies, page 47
Stock Based Compensation, page 49

1.   In future filings, please revise your disclosure for the acceleration of out-of-the money stock options to include the Compensation Committee's reasons for modifying the stock options, the nature of the modifications and the amount of compensation expense recognized as a result of the acceleration. In your response, please show us what your revised disclosure will look like. See SAB Topic 14.M. and paragraph 47.f. of SFAS No. 123(R).

3. Discontinued Operations, page 51

2.   Please advise or revise your future filings to disclose the line item that includes the gain on the sale of the fresh-cut segment and the reporting segment that contained the disposed subsidiary. See paragraph 47.b. of SFAS No. 144.

Note 5. Goodwill and Other Intangible Assets, page 53

3.   Please tell us the weighted average life for your customer relationships and include this disclosure in future filings. See paragraph 44 of SFAS 142.

18. Commitments and Contingencies, page 63

4.   We note you possess operating leases containing residual value guarantees. Please tell us what consideration you gave to the residual value guarantees in determining if they are either capital or operating leases. Tell us if you used the contractually stated amount of the residual value guarantee, an estimate of any deficiency realized upon sale of the assets or another estimated amount, as applicable. Further, tell us if any of these lease terms that range between two to nine years exceed 75% of the economic life of these assets. We note the estimated lives for equipment, tractors and trailers ranges between three to 12 years. In addition, please clarify the terms under which ownership would transfer to you at the end of the lease term. Be specific in your response. Explain the results of each of the four lease classification criteria and include a description of the clauses in the leases that pertain to each criteria explanation.

        As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Robert C. Sledd
Performance Food Group Company
April 24, 2006
Page 3

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202 or me at (202) 551-3841 if you have any questions regarding the comment on the financial statements and related matters.

      Sincerely,

      Michael Moran
      Accounting Branch Chief